THE  PROOF  IS  IN  THE  FREE  TRIAL  OFFER  RESULTS
"NO  OUT  OF  POCKET  COST"
TWO  SIDES  OF  THE  COIN:

1. The HVAC Company does not know PSI and has obvious questions on PSI's ability to perform, before committing itself to spend money on the program.

2. PSI does not know the HVAC Company and is very concerned and cautious in providing what it considers to be proprietary marketing information without a signed agreement to receive payment for services rendered, in place.

SHORTENING THE TIME OF DUE DILIGENCE FOR EACH PARTY TO BECOME COMFORTABLE 1S OF SOME IMPORTANCE, THEREFORE, THE FOLLOWING:

The HVAC Company will execute an agreement of confidentially and provides to PSI, an executive summary on itself for approval of the ;funding entity and basic information on Utility Company rates in the area. Additionally with information on a selected site mechanical infrastructure, along with copies of the site's utility bills.

PST will analyze the information and provide the HVA.C Company with the site's preliminary proposal.

The information provided will be self evident as to PSI's expertise. If the HVAC Company decides not to move forward with the client, the HVAC Company owes PSI nothing, unless they violate the provisions of the Aforementioned agreement of confidentially.

To move forward with the client, the HVAC Company executes the Exclusive Representation Retainer Agreement, sends the first weekly check and PSI will move forward on the submittal of the sits preliminary proposal Additionally PSI will establish a working relationship with the specified HVAC employee in order to fully implement the marketing program, and will ,process information on added potential site placements when and as submitted by the HVAC Company.

The desired results do absolutely happen because they are driven by the Economic benefits to the site. The desired results do not happen overnite, it is a long term program, where each stage automatically sets up the next stage. The tune frame is dependent upon how our proposal fits into the various site's normal agenda decision making process.

LICENSOR  (PST)  -  LICENSEE  (HVAC)  CONTRIBUTIONS
(LICENSOR)

PSI  provides:  Expertise,  OEM  supplier  of  equipment  and  systems.
Expedites:     The  Marketing  Program  and  all  necessary  paperwork.

Detailed  feasibility  study,
Preliminary  proposal  to  site,
Financing  of  Rental  Agreement,
Purchase  Order  to  perform  work.
Final  proposal  to  site.

(LICENSEE)

HVAC provides: Name, address & phone numbers of local utilities and copies of the natural gas and electric utility rates. One person assigned to work with PSI Inventory potential site, mechanical infrastructures Provide one copy of each site's utility bill, electric, gas, water and oil Installation and ongoing preventive maintenance

(LICENSEE)

HVAC receives: Profit from the original installation Minimum 5 year up to 20 years preventive maintenance revenues. After the first 5 years, partial ownership of the system on site and monthly revenues thereafter in addition to the monthly preventive maintenance revenues. Exclusive representation in your area.


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WHAT  MAKES  IT  WORK?
METHODOLOGY  OF  THE  DESIGN  TO  ACHIEVE A "NO OUT OF POCKET COST" INSTALLATION

Assumptions:

1. A large commercial Electric user, served by Natural Gas or on their distribution lines.

2. On the Standard or TOU electric rate. The standard large user or TOU electric rate.
Implementation:

3. The installation; must be structured to operate within the Rate Category most favorable for economic benefits.

4. An Electric Company computer comparison between the selected STANDARD & TOU or other rates for the prior 12 months, will be requested.

5. Where applicable, the appropriate amount of heat recovery and/ or ice storage ton/hrs will be selected to achieve the optimum cost effective demand reduction Natural gas operation coupled with float Recovery, Desiccant Systems and Induction Electric Generation will be utilized to maximize Peak Saving.

6. A building load profile will be developed to determine the optimum economics, cost/savings/ & rebates.

7. Following a Power Save Economic Feasibility Study Analysis, natural gas fueled and other equipment will be selected and integrated to maximize and offset KWD and usage, utilizing heat recovery and demand reduction through the weekly peak hours, with the related higher peak KW cost during that time.

8. The PSI printout will be completed to determine the added gas fueled economics, heat recovery, cost, savings & rebates.

9. The site will be studied to firm up design requirements, layout and installation logistics.

This  Design  Plan  Accesses;
Potential  Feasibility  Fees,  Electric  and/or  Gas  Rebates.
Electric  Company:
Gas  Company:
The Electric and Gas company each have their own design criteria and parameters which must be followed to qualify for payment.


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